SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [x]Form 10-Q [ ]Form N-SAR

        For Period Ended: June 30, 2008
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant            MPM Technologies, Inc.

Former Name if Applicable

Address of principal Executive Office (Street and Number)       199 Pomeroy Road
City, State and Zip Code                                    Parsippany, NJ 07054


PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

[ ]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses.

[ ]     (b) The subject annual report, semi-annual report on Form 10-K, Form
            20-F, 11-F, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]     (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if needed)

Additional time is needed to prepare financial statement from the Company's accounting data.

(1) Name and telephone number of person to contact in regard to this notification

             Glen Hjort         973          428-5009
              (Name)         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports been filed? If answer is no,
     identify reports(s).                                        [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MPM Technologies, Inc.
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 12, 2008      By: /s/ Michael J. Luciano, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001).